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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70298

FACING PAGE

SEC Mail Processing

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

JUN 28 2021

REPORT FOR THE PERIOD BEGINNING 05/01/2020 (MM/DD/YY) AND ENDING 04/30/2021 (MM/DD/YY)

Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lockton Capital, LLC

OFFICIAL USE ONLY
300285
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 W 47th Street, Suite 900
(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deirdre Patten (281) 419-6030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, LLP
(Name – *if individual, state last, first, middle name*)

6 City Place Drive, Suite 900	Kansas City	MO	63141
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Pamela Popp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockton Capital, LLC, as of April 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ROBIN S. DUNCAN
NOTARY PUBLIC-NOTARY SEAL
STATE OF MISSOURI
JACKSON COUNTY
MY COMMISSION EXPIRES: 8/16/2021
COMMISSION # 13447411

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LOCKTON CAPITAL, LLC

Financial Statements and Supplementary Information

April 30, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

BROWN SMITH WALLACE

THE FIRM FOR GROWTH.®

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Capital, LLC
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Lockton Capital, LLC (a Missouri limited liability company, the "Company") as of April 30, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lockton Capital, LLC as of April 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lockton Capital, LLC's management. Our responsibility is to express an opinion on Lockton Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lockton Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 10 - 12 has been subjected to audit procedures performed in conjunction with the audit of Lockton Capital, LLC's financial statements. The supplemental information is the responsibility of Lockton Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lockton Capital, LLC's auditor since 2020.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 24, 2021

LOCKTON CAPITAL, LLC

Balance Sheet

April 30, 2021

Assets

Cash	$	731,801
Fees receivable		13,500
Prepaid expenses		47,481
Right-of-use assets, net		228,023
Other assets		100,000
Total assets	$	1,120,805

Liabilities and Member's Equity

Affiliate payables, net	$	134,967
Accrued expenses		3,700
Operating lease liabilities		268,903
Total liabilities		407,570
Member's equity		713,235
Total liabilities and member's equity	$	1,120,805

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC

Statement of Operations

Year ended April 30, 2021

Revenue:		
Fee income	$	456,000
Expenses:		
General and administrative		389,874
Net income	$	66,126

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC

Statement of Changes in Member's Equity

Year ended April 30, 2021

		Paid-in capital	Retained earnings (deficit)	Total
Balance, April 30, 2020	$	980,000	(332,891)	647,109
Net income		—	66,126	66,126
Balance, April 30, 2021	$	980,000	(266,765)	713,235

See accompanying notes to financial statements.

LOCKTON CAPITAL, LLC

Statement of Cash Flows

Year ended April 30, 2021

Cash flows from operating activities:		
Net income	$	66,126
Changes in operating assets and liabilities:		
Fees receivable		3,000
Prepaid expenses and other assets		(5,417)
Accrued expenses and other liabilities		(59,597)
Affiliates, net		138,609
Net cash provided by operating activities		142,721
Change in cash and cash equivalents		142,721
Cash and cash equivalents, beginning of year		589,080
Cash and cash equivalents, end of year	$	731,801
Supplemental disclosure of cash flow information:		
Cash paid for operating leases	$	434,737

See accompanying notes to financial statements.

(1) Nature of Operations

Lockton Capital, LLC (the Company), formerly Lockton Capital Advisors, LLC, a subsidiary of Lockton Operating Companies, LLC (Lockton) is organized in the state of Missouri. On December 20, 2019, the Company was approved to conduct business as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company has exemptive status as a stand-alone broker-dealer, operating as a limited broker-dealer on its own behalf and is approved to conduct certain securities activities related to investment banking and capital market transactions, including private placements, mergers and acquisitions, and best efforts underwritings. The Company's clients are mainly institutional and corporate clients. The Company does not maintain custody or receive customer funds or securities; customer accounts are held by plan vendors. Furthermore, the Company does not maintain a clearing arrangement with any firm and handles individual accounts on an application way basis direct with the fund company or carrier. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC) and is subject to the rules and regulations of each agency.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(b) Cash

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At April 30, 2021, the Company had only cash which consisted of a commercial checking account.

(c) Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and, therefore, does not pay federal corporate income taxes on its taxable income. Instead, income is reported on its member's federal income tax return. Accordingly, no income taxes have been recorded in the financial statements for the year ended April 30, 2021.

(d) Fair Value of Financial Instruments

Under existing authoritative accounting guidance, fair value is defined as the price that the Company would receive upon selling an investment or pay to transfer a liability in an orderly transaction to a market participant in the principal or most advantageous market for the investment. At April 30, 2021, the carrying amounts of financial assets and liabilities reported in the accompanying balance sheet for cash, fees receivable, affiliate payable, net, accrued expenses, and other assets approximate fair value because of the short-term nature of these financial instruments.

Authoritative accounting guidance emphasizes that valuation techniques maximize the use of observable market inputs and minimize the use of unobservable inputs. Inputs refer broadly to the assumptions that market participants would use in pricing an asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances. The Company classifies the inputs used to measure these fair values into the following hierarchy as defined by current authoritative accounting guidance:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(e) Revenue Recognition

The Company's revenue is comprised of fees paid directly by clients for consulting services with respect to facilitation of investment banking and capital markets transactions focused on connecting business opportunities in the insurance space with alternative capital. Consulting fees represent the stand ready obligations that are recognized over time during the contract term. Fees are billed monthly with a payment due date within 30 days of the invoice date. Additionally, certain fee-based arrangements may include a percentage of the total transaction price upon settlement when the capital is successfully called through a private placement. These fees are recognized at a point in time as the Company fulfills its performance obligation upon closing the transaction. No significant judgements were made in applying the revenue recognition policy.

(3) Leases

The Company had operating lease liabilities and right-of-use assets, net in the amount of $268,903 and $228,023, respectively related to real estate and equipment leases as of April 30, 2021.

The lease terms range from 1 to 3 years and do not generally include option periods. The leases do not contain variable lease payments. The present value of lease payments is determined using the incremental borrowing rate based on information available at the lease commencement date. As of April 30, 2021, the weighted average lease term was 0.7 years and weighted average discount rate was 4.2%.

At April 30, 2021, the Company had a sublease for equipment with an affiliated entity. After deducting sublease income of $73,900, net rent expense of $370,794 has been recognized in the statement of operations for the year ended April 30, 2021.

Total future minimum sublease payments to be received as of April 30, 2021 for all operating leases are as follows:

Year ending April 30:		
2022	$	12,301
2023		12,301
2024		2,050
2025		—
2026		—
Thereafter		—
Future minimum sublease payments	$	26,652

Total future minimum lease payments at April 30, 2021 for all operating leases are as follows:

Year ending April 30:		
2022	$	258,854
2023		12,616
2024		2,103
2025		—
2026		—
Thereafter		—
Future minimum lease payments		273,573
Less: Imputed Interest		(4,670)
Total lease liabilities	$	268,903

(4) Transactions with Affiliates

The Company receives or provides services from or to affiliated entities, respectively. These services include, but are not limited to, general executive management, general legal counsel, treasury, tax, financial accounting, information technology services, subscriptions, insurance, and various other support functions. Net fees charged for these services were $53,643 for the year ended April 30, 2021. These charges are an allocation of costs incurred by the affiliated entities and are accounted for in accordance with agreements among these parties.

At April 30, 2021, the Company had a net payable to affiliates of $134,967 for payments made in the ordinary course of business on behalf of the Company by its affiliates. These transactions with affiliates are accounted

for in accordance with agreements among these parties. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(5) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), and treated as a registered broker dealer, which requires the maintenance of minimum net capital defined as the greater of $5,000 or a ratio of aggregate indebtedness to net capital. As of April 30, 2021, the Company had net regulatory capital of $552,254, which is $540,284 in excess of required net capital.

(6) Impacts of Coronavirus Disease 2019 (COVID-19)

For the year ended April 30, 2021, the Company's operations were not materially affected by the ongoing outbreak of the COVID-19, which was declared a pandemic by the World Health Organization in March 2020. The full extent and duration of the impact of COVID-19 on the Company's operations and financial position is currently unknown and depends on uncertain and unpredictable developments. Management does not believe COVID-19 will negatively impact the long-term operations of the Company.

(7) Subsequent event

The Company has evaluated subsequent events from the balance sheet date through June 24, 2021, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule I

LOCKTON CAPITAL, LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2021

Net capital:		
Total member's equity	$	713,235
Total member's equity qualified for net capital		713,235
Add additions to net worth		—
Less nonallowable assets		160,981
Net capital before haircuts		552,254
Less haircuts and undue concentration		—
Net capital		552,254
Aggregate indebtedness		179,547
Percentage aggregate indebtedness to net capital		32.51%
Computation of net capital requirements:		
Minimum net capital requirements**		11,970
Excess net capital	$	540,284

Net capital, as computed above, does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17A-5, May 24, 2021, at April 30, 2021.

** The minimum net capital required is calculated by taking the greater of $5,000 or 6.67% of Aggregate Indebtedness at April 30, 2021. 6.67% of Aggregate Indebtedness was calculated to be $11,970 ($179,547 x 6.677% = $11,970).

See accompanying report of independent registered public accounting firm.

LOCKTON CAPITAL, LLC

Computation of Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2021

This computation is not applicable to Lockton Capital, LLC, as the Company, which is an acquisitions and private placement business, qualifies for exemption under Rule 15c3-3 at April 30, 2021.

See accompanying report of independent registered public accounting firm.

LOCKTON CAPITAL, LLC

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2021

Information relating to possession or control requirements is not applicable to Lockton Capital, LLC, as the Company, which is an acquisitions and private placement business, qualifies for exemption under Rule 15c3-3 at April 30, 2021.

See accompanying report of independent registered public accounting firm.

LOCKTON CAPITAL, LLC

Independent Accountant's Review Report
on Management's Assertion Pursuant to
Exemption From 17 C.F.R. §240.15c3-3 (k)

APRIL 30, 2021

BROWN
SMITH
WALLACE

THE FIRM FOR GROWTH.®

BROWN SMITH WALLACE

THE FIRM FOR GROWTH.®

6 CITYPLACE DRIVE, SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 BROWNSMITHWALLACE.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lockton Capital, LLC
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lockton Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3 under which Lockton Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: the broker-dealer does not hold customer funds or securities and conducts appropriate limited business activities (the "exemption provision") and (2) Lockton Capital, LLC stated that Lockton Capital, LLC met the identified exemption provisions for the year ended April 30, 2021, without exception. Lockton Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lockton Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brown Smith Wallace, LLP

BROWN SMITH WALLACE, LLP
St. Louis, Missouri
June 24, 2021

LOCKTON

EXEMPTION REPORT

Lockton Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers throughout the period May 1, 2020 to April 30, 2021, without exception.

Lockton Capital, LLC

I, Pamela A Popp, swear (~~or affirm~~) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign: ______________________ Date: 6/24/21

Pamela A Popp
CEO
444 W. 47th St., Suite 900
KANSAS CITY, MO 64112
SEC filing #8-70298
Firm ID #300285